Fresh Medical Laboratories, Inc.

757 East South Temple, Suite 150

Salt Lake City, Utah 84102

May 10, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:

Amanda Ravitz, Assistant Director

Tom Jones, Assistant Director

Praveen Kartholy, Staff Accountant

Gary Todd, Reviewing Accountant

Re:

Fresh Medical Laboratories, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form 10

Filed April 10, 2012

File No. 000-54600

Dear Ms. Ravitz and Mr. Jones:

In response to your letter dated April 27, 2012, we respectfully submit the following response:

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose this fact, and further revise your disclosure to provide the following:

•

Describe how and when a company may lose emerging growth company status;

•

Describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

Make your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

RESPONSE:  We have added descriptive exposition to the Item 1 & 2 sections.

Item 1.  Business, page 2

2.

Please continue to revise your disclosure to define or remove technical terms, such as the references in the first two bullet points on page 6 to “bioelectrical impedance measurements,” “p=0.0002,”  “0.85 threshold” and “correlation of .0985.”

RESPONSE:  We have removed or defined additional technical terms.

SEC Response Letter

Fresh Medical Laboratories, Inc.

May 10, 2012

Patents, page 10

3.

Please expand the disclosure in the footnotes on page 11 to explain the difference between the types of patent applications listed.

RESPONSE:   We have added definitions for the various patent application types.  Please note that our patent counsel has informed us that the Japan and Mexico patent applications have been abandoned.  Therefore, we have removed reference to these patents from the patent schedule.

Government Regulations, page 12

4.

We note your response to prior comment 12.  Please continue to expand the disclosure in this section to more fully disclose the FDA approval process and the nature of regulatory oversight.  For example, we note the disclosure in the last paragraph on page 12 that the FDA should issue a decision within 90 days; however, you do not disclose whether the FDA may request additional information and whether the 90 day period is reactivated.  As another example, you refer in the last paragraph on page 12 to a “Classification Process;” however, you do not disclose which class or classes that your products may fall under.  Also, include in your disclosure the nature of regulatory oversight, such as quality system regulation and manufacturing of your product, post-market reporting and record keeping requirements and remedies for noncompliance.

RESPONSE:  We have revised to include additional language to offer clarity regarding FDA review time goals. Additional information regarding manufacturing quality systems and post market regulations has also been added.

5.

Regarding your response to prior comment 12, we note that you did not revise this section to more fully disclose the material international government regulations applicable to your business.  Please revise.

RESPONSE:  We have revised to include additional information regarding foreign regulations.

Distribution, page 14

6.

We note your response to prior comment 14. Please expand the disclosure in this section to identify the entity that entered into the agreement with you.  Also, disclose the material terms of the agreement and file the agreement as an exhibit.

RESPONSE:  The Mexico joint venture agreement dated June 7, 2010 was terminated due to the partner’s inability to meet its obligations, and we have therefore removed the reference to that agreement.

Financial Information, page 14

7.

We note that you now refer in this section to “Risk Factors beginning on page 18 of this prospectus.”  However, this document does not include a Risk Factors section and is not a prospectus.  Please revise accordingly.

RESPONSE:  Thank you for your comment.  This reference has been removed.

Item 5.  Directors and Executive Officers, page 18

8.

We note your response to the last sentence of prior comment 18.  Please clarify the business experience of Messrs. Garff, Hollberg, Raybould and Dr. Adams for the last five years.

RESPONSE:  We have clarified as instructed.

9.

We note your revised disclosure in response to prior comment 23 in which you included the same statement regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Eror, Wade, Raybould, Tulane and Fresh and Dr. Adams should serve as directors.  However, please revise so that your disclosure clearly enumerates the specific experience, qualifications, attributes or skills of each person.

RESPONSE:  Thank you for your comment.  The corresponding filing has been revised so that it clearly enumerates the specific experience, qualifications, attributes, or skills each person has that led to the conclusion that they should serve as directors of the Company.

SEC Response Letter

Fresh Medical Laboratories, Inc.

May 10, 2012

Further, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven C. Eror

Chief Executive Officer

cc (via e-mail): David Rees, Esq.